

09058821

SEC
Mail Processing
Section

MAR 02 2009

Washington, DC
105

SEC[illegible]ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53317

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rutberg and Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

351 California Street, Suite 1100
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bryan B. Rutberg 415-371-1186
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rowbotham & Company LLP
(Name – *if individual, state last, first, middle name*)

101 Second Street, Suite 1200 (Address) San Francisco (City) CA (State) 94105 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RUTBERG AND COMPANY, LLC

FINANCIAL STATEMENTS

For the Year Ended December 31, 2008
With
Report of Independent Auditors



R

Rowbotham
& COMPANY LLP

TABLE OF CONTENTS

	Page
Report of Independent Auditors	1
Oath of Corporate Officer	2
Financial Statements:	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Member's Equity	5
Statement of Cash Flows	6
Notes to the Financial Statements	7
Supplementary Information:	13
Report of Independent Auditors on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	14
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	15
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	16
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	17
Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission	18
Report of Independent Auditors on Internal Control	19


Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO PALO ALTO


INDEPENDENT MEMBER OF
POLARIS
INTERNATIONAL

Report of Independent Auditors

To the Member:

We have audited the accompanying statement of financial condition of Rutberg and Company, LLC (the "Company") as of December 31, 2008, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rutberg and Company, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Rowbotham & Company LLP

San Francisco, California
February 20, 2009

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL (415) 433 - 1177 FAX (415) 433 - 1653
530 LYTTON AVENUE, 2ND FLOOR, PALO ALTO, CA 94301 TEL (650) 617 - 3365 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL- CONSULTING@ROWBOTHAM.COM

RUTBERG AND COMPANY, LLC

Oath of Corporate Officer
December 31, 2008

I affirm that to the best of my knowledge and belief the accompanying financial statements and supporting schedules are true and correct. I further affirm that neither the Company nor any member, proprietor, principal office or director has any proprietary interest in any account classified solely as that of a customer.

Bryan B. Rutberg
Rutberg and Company, LLC

RUTBERG AND COMPANY, LLC

Statement of Financial Condition
As of December 31, 2008

	2008
Assets	
Cash	$577,344
Furniture and equipment, net	12,178
Total assets	$589,522
Liabilities and Member's Equity	
Liabilities:	
Due to Rutberg Holdings, LLC	$318,258
Capital lease obligations	2,320
Total liabilities	320,578
Member's equity	268,944
Total liabilities and member's equity	$589,522

The accompanying notes are an integral part of these consolidated financial statements.

RUTBERG AND COMPANY, LLC

Statement of Operations
For the Year Ended December 31, 2008

	2008
Income:	
Investment banking fees	$2,592,500
Expense reimbursements	57,603
Interest income	1,379
Total income	2,651,482
Expenses:	
Compensation	2,615,772
Marketing and business development	221,984
Professional fees	53,040
Rent	168,385
Other operating expenses	275,163
Depreciation and amortization expense	17,929
Interest expense	1,461
Total expenses	3,353,734
Net loss before provision for income taxes	(702,252)
Provision for income taxes	1,200
Net loss	$(703,452)

The accompanying notes are an integral part of these consolidated financial statements.

RUTBERG AND COMPANY, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2008

	Member's Equity
Balance at January 1, 2008	$ ---
Transfer of assets and assumption of liabilities	(347,604)
Contributions	1,320,000
Net loss	(703,452)
Balance at December 31, 2008	$ 268,944

The accompanying notes are an integral part of these consolidated financial statements.

RUTBERG AND COMPANY, LLC

Statement of Cash Flows
For the Year Ended December 31, 2008

	2008
Cash flows from operating activities:	
Net loss	$(703,452)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	17,929
Reserve for doubtful accounts	66,601
Change in operating assets and liabilities:	
Accounts receivable	51,555
Accounts payable and accrued expenses	(478,771)
Due to Rutberg Holdings, LLC	318,258
Net cash used in operating activities	(727,880)
Cash flows from financing activities:	
Repayment of line of credit, net	(7,999)
Repayment of capital lease obligations	(6,777)
Contributions	1,320,000
Net cash provided by financing activities	1,305,224
Net increase in cash	577,344
Cash at the beginning of the year	---
Cash at the end of the year	$ 577,344

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

Reorganization - Effective January 1, 2008, the following reorganization occurred:

- Rutberg & Company, LLC changed its name to Rutberg Holdings, LLC.
- Rutberg Holdings, LLC established the following new companies as wholly owned subsidiaries: Rutberg and Company, LLC, Rutberg Media, LLC, and Rutberg Asset Management, LLC.
- Rutberg Holdings, LLC transferred various assets and liabilities to Rutberg and Company, LLC.

The following statement of financial condition is as of January 1, 2008 and gives effect to the above reorganization:

	Rutberg Holdings, LLC	Rutberg and Company, LLC	Rutberg Media, LLC	Rutberg Asset Management, LLC	Eliminations	Total
Assets						
Cash and cash equivalent	$1,612,918	$ ---	$---	$---	$ ---	$1,612,918
Accounts receivable, net	---	118,156	---	---	---	118,156
Prepaid expenses and other assets	16,352	---	---	---	---	16,352
Furniture and equipment, net	---	30,107	---	---	---	30,107
Investment in Rutberg and Company, LLC	(347,604)	---	---	---	347,604	---
Investment in Rutberg Media, LLC	---	---	---	---	---	---
Investment in Rutberg Asset Management, LLC	---	---	---	---	---	---
Total assets	$1,281,666	$148,263	$---	$---	$347,604	$1,777,533

	Rutberg Holdings, LLC	Rutberg and Company LLC	Rutberg Media, LLC	Rutberg Asset Management, LLC	Eliminations	Total
Liabilities and Members' Equity						
Line of credit	$ ---	$ 7,999	$---	$---	$ ---	$ 7,999
Accounts payable and accrued expenses	827,441	478,771	---	---	---	1,306,212
Capital lease obligations	391	9,097	---	---	---	9,488
Total liabilities	827,832	495,867	---	---	---	1,323,699
Members' equity	453,834	(347,604)	---	---	347,604	453,834
Total liabilities and members' equity	$1,281,666	$148,263	$---	$---	$347,604	$1,777,533

General - Rutberg and Company, LLC (the "Company") is a wholly owned subsidiary of Rutberg Holdings, LLC. The Company was established April 3, 2007 and is a Delaware limited liability company that shall continue operating indefinitely. On September 21, 2001, the National Association of Securities Dealers, Inc. approved the Company's membership. The Company is a research-centric investment bank focused exclusively on providing merger & acquisition advisory services to both public and private companies, and raising capital for industry leading emerging growth companies in the wireless and digital media industries. The Company's research is published monthly and received by professionals.

Basis of Presentation - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Uses of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value - The Company has adopted the provisions of SFAS No. 157 as amended by FSP FAS 157-1 and FSP FAS 157-2. The Company recorded no change to its opening balance of accumulated deficit as of January 1, 2008 as it did not have any financial instruments requiring retrospective application per the provisions of SFAS No. 157.

Fair Value Hierarchy - SFAS No. 157 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs) or reflect the Company's own assumptions of market participant valuation (unobservable inputs). In accordance with SFAS No. 157, these two types of inputs have created the following fair value hierarchy:

Level 1 - Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

SFAS No. 157 requires the use of observable market data if such data is available without undue cost and effort.

Measurement of Fair Value - The Company measures fair value as an exit price using the procedures described below for all assets and liabilities measured at fair value. When available, the Company uses unadjusted quoted market prices to measure fair value and classifies such items within Level 1. If quoted market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based or independently-sourced market parameters such as interest rates and currency rates. Items valued using internally generated models are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be inputs that are readily observable. If quoted market prices are not available, the valuation model used generally depends on the specific asset or liability being valued.

Credit risk adjustments are applied to reflect the Company's own credit risk when valuing all liabilities measured at fair value. The methodology is consistent with that applied in developing counterparty credit risk adjustments, but incorporates the Company's own credit risk as observed in the credit default swap market.

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2008:

	Level 1	Level 2	Level 3	Total
Cash	$577,344	$---	$---	$577,344

Realized gains and losses are recorded when securities are sold using the first in, first out cost method unless specifically identified.

Accounts Receivable - The Company provides its services to customers on an open credit basis. The Company's accounts receivable are due from customers and are generally uncollateralized. The Company uses the reserve for bad debts method of valuing doubtful accounts receivable which is based on historical experience, coupled with a review of the current status of existing receivable. The balance of the reserve for doubtful accounts, deducted against accounts receivable to properly reflect the realizable value is none. Bad debt expense totaled $66,601 for the year ended December 31, 2008.

Cash and Cash Equivalent - For purposes of reporting cash flows, the Company considers all short-term, interest-bearing deposits with original matures of three months or less to be cash equivalents.

Concentration of Credit Risk - Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and accounts receivable.

The Company's credit risk is managed by investing its cash in high-quality money market instruments. At times, cash may be in excess of federally insured limits.

The receivables credit risk is controlled through credit approvals, credit limits, monitoring procedures, and establishment of a reserve for doubtful accounts if and when needed.

The Company had three customers that comprise 29%, 26%, and 20% of total income for the year ended December 31, 2008.

Furniture and Equipment - Furniture and equipment are stated at cost less accumulated depreciation and amortization and are depreciated or amortized over their estimated useful lives of the related assets using the declining balance and straight-line methods over 3 to 5 years. Upon retirement or sale, the cost and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in other income and expense. Maintenance and repairs are charged to operations as incurred.

Impairment of Long-lived Assets - The Company evaluates its long-lived assets for indications of possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amounts to the future net undiscounted cash flows, which the assets are expected to generate. Should an impairment exist, the impairment would be measured by the amount by which the carrying amount of the assets exceeds the projected discounted future cash flows arising from the asset. There have been no such impairments of long-lived assets through December 31, 2008.

Revenue Recognition - The Company's revenues for investment banking fees and expense reimbursements are recognized when earned. Customer advances and billed amounts due from customers in excess of revenue recognized are recorded as deferred revenue.

Expense Recognition - The Company's expenses are charged to expense as incurred. These expenses are paid for by Rutberg Holdings, LLC and then allocated to the Company.

Income Taxes - Rutberg Holdings, LLC files a combined federal income tax return that includes the Company and the Company files a separate state income tax return. The Company is treated as a partnership for federal and state income tax purposes. Consequently, no provision has been made for federal or state income taxes, since these taxes are the responsibility of the member. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenues.

Comprehensive Loss - For all periods presented, there were no differences between net loss and comprehensive loss.

2. Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2008:

	2008
Furniture	$ 30,924
Computer software	6,147
Equipment	29,046
Equipment under capital leases	30,056
Total furniture and equipment	96,173
Less accumulated depreciation	(53,939)
Less accumulated amortization on equipment under capital lease	(30,056)
Furniture and equipment, net	$ 12,178

Depreciation and amortization expense was $17,929 for the year ended December 31, 2008.

3. Lines of Credit

The Company has a $10,000 revolving line of credit, credit card, with a company. The $10,000 revolving line of credit is unsecured. Interest of 26.99% is charged on balances carried into the next billing cycle. The Company's balance outstanding was none at December 31, 2008.

Interest expense was $501 for the year ended December 31, 2008.

4. Capital Lease Obligation

The Company leases computers under capital leases expiring at various dates through May 2009. The future minimum lease payments, as of December 31, 2008, are as follows:

Year ending December 31, 2009	$2,432
Less amounts representing interest	(112)
Present value of future minimum lease payments	$2,320

Interest expense on capital leases was $960 for the year ended December 31, 2008.

5. Related Party Transactions

Contributions of $1,320,000 were received from Rutberg Holdings, LLC for the year ended December 31, 2008.

The activity in the Due to Rutberg Holdings, LLC was as follows for the year ended December 31, 2008:

Beginning balance	$ ---
Expenses allocated from Rutberg Holdings, LLC to the Company	3,337,005
Cash paid by the Company to Rutberg Holdings, LLC	(3,018,747)
Balance at December 31, 2008	$ 318,258

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $256,766. Net capital as of December 31, 2008 is $235,394 more than the required net capital. At December 31, 2008, the Company's ratio of aggregated indebtedness to net capital was 1.25 to 1, which is less than the allowable amount of 15 to 1.

7. Cash Flow Information

	2008
Supplemental disclosure of cash flow information:	
Interest paid during the year	$ 1,461
Income taxes paid during the year	$ 1,200
Supplemental disclosure of non-cash financing activities:	
Receipt of accounts receivable, net transferred from Rutberg Holdings, LLC	$118,156
Receipt of furniture and equipment, net transferred from Rutberg Holdings, LLC	$ 30,107
Receipt of line of credit from Rutberg Holdings, LLC	$ 7,999
Receipt of accounts payable and accrued expenses from Rutberg Holdings, LLC	$478,771
Receipt of capital lease obligations from Rutberg Holdings, LLC	$ 9,097
Decrease in member's equity due to transfer of assets and liabilities from Rutberg Holdings, LLC	$347,604

Supplementary Information


Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO PALO ALTO


INDEPENDENT MEMBER OF
POLARIS™
INTERNATIONAL

Report of Independent Auditors on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Member:

We have audited the accompanying financial statements of Rutberg and Company, LLC as of and for the year ended December 31, 2008, and have issued our report thereon dated February 20, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the following pages are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplementary information contained in the following pages 15 to 18 has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rowbotham & Company LLP

San Francisco, California
February 20, 2009

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL (415) 433 - 1177 FAX (415) 433 - 1653
530 LYTTON AVENUE, 2ND FLOOR, PALO ALTO, CA 94301 TEL (650) 617 - 3365 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL- CONSULTING@ROWBOTHAM.COM
Member of the AICPA and PCAOB

RUTBERG AND COMPANY, LLC

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2008

<u>Net Capital</u>

Total member's equity from statement of financial condition	$268,944
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition:	
Furniture and fixtures, net	(12,178)
Net capital before haircuts on securities position	256,766
Haircuts on securities	---
Net capital	$256,766
Minimum net capital required (6-2/3% of total aggregated indebtedness)	$ 21,217
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital required)	$ 21,372
Excess net capital	$235,394
Excess capital at 1000%	$224,708

<u>Aggregate Indebtedness</u>

Total liabilities from statement of financial condition	$320,578
Less non-aggregate indebtedness	---
Total aggregated indebtedness	$320,578
Ratio: Aggregated indebtedness to net capital	1.25 to 1

RUTBERG AND COMPANY, LLC

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2008

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

RUTBERG AND COMPANY, LLC

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

The Company is in compliance with provisions of Rule 15c3-3(b), 15c3-3(c), and 15c3-3(d) at December 31, 2008.

RUTBERG AND COMPANY, LLC

Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission

As of December 31, 2008

Reconciliation of differences between Computation of Net Capital as filed by the Company in Part IIA and computation contained in supplementary information to the financial statements:

Net capital as reported by the Company in Part IIA	$247,787
Differences:	
Audit adjustment to accrue for additional consulting fees	(1,416)
Audit adjustment to reduce over accrual of rental fees	5,342
Audit adjustment to reduce over accrual of fixed asset acquisitions	5,053
Net capital as reported in the financial statements	$256,766


Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO PALO ALTO


INDEPENDENT MEMBER OF
POLARIS™
INTERNATIONAL

Report of Independent Auditors on Internal Control

To the Member:

In planning and performing our audit of the financial statements and supplementary information of Rutberg & Company, LLC (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and supplementary schedules, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or performs custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL (415) 433 - 1177 FAX (415) 433 - 1653
530 LYTTON AVENUE, 2ND FLOOR, PALO ALTO, CA 94301 TEL (650) 617 - 3365 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL- CONSULTING@ROWBOTHAM.COM
Member of the AICPA and PCAOB

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiency in internal controls and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rowbotham & Company LLP

San Francisco, California
February 20, 2009


Rowbotham
& COMPANY LLP

OATH OR AFFIRMATION

I, Bryan B. Rutberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rutberg and Company, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of SAN FRANCISCO

On 2·26·09 before me, M. CAMPBELL (NOTARY PUBLIC),
Date — Here Insert Name and Title of the Officer

personally appeared BRYAN B. RUTBERG
Name(s) of Signer(s)

M. CAMPBELL
COMM. #1566817
NOTARY PUBLIC-CALIFORNIA
SAN MATEO COUNTY
My Commission Expires April 7, 2009
ABC-1

Place Notary Seal Above

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

©2007 National Notary Association • 9350 De Soto Ave., P.O. Box 2402 • Chatsworth, CA 91313-2402 • www.NationalNotary.org Item #5907 Reorder: Call Toll-Free 1-800-876-6827